EXHIBIT 99.2
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                                                 | PricewaterhouseCoopers LLP
                                                 | Chartered Accountants
                                                 | PricewaterhouseCoopers Place
                                                 | 250 Howe Street, Suite 700
                                                 | Vancouver, British Columbia
                                                 | Canada V6C 3S7
                                                 | Telephone +1 604 806 7000
                                                 | Facsimile +1 604 806 7806


INDEPENDENT AUDITORS' REPORT
To the Shareholders of Teck Cominco Limited


We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Teck Cominco Limited. as at December 31, 2007 and 2006 and an audit of the Company's December 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Teck Cominco Limited as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Teck Cominco Limited's internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers
LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.
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We  conducted  our  audit of  internal  control  over  financial  reporting  in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded the operations of the former Aur Resources Inc. (the "Aur Operations") from its assessment of internal control over financial reporting as of December 31, 2007 because Aur Resources Inc. was acquired by the Company in a purchase business combination during 2007. We have also excluded the Aur Operations from our audit of internal control over financial reporting. The Aur Operations represent $5,510 million of total assets and $296 million of total revenues respectively of the consolidated financial statement amounts of Teck Cominco Limited as of and for the year ended December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control -- Integrated Framework issued by the COSO.


(signed) PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 27, 2008


                                                                            (2)
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COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2(b) to the financial statements. Our report to the shareholders dated February 27, 2008 is expressed in accordance with Canadian reporting requirements which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.


(signed) PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 27, 2008


                                                                            (3)

--------------------------------------------------------------------------------

                              [TECH COMINCO LOGO]

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--------------------------------------------------------------------------------



      Teck Cominco Limited

      Consolidated Financial Statements

      For the Years Ended December 31, 2007, 2006 and 2005



--------------------------------------------------------------------------------

Teck Cominco Limited
Consolidated Statements of Earnings
Years ended December 31


-------------------------------------------------------------------------------------------------------
(Cdn$ in millions, except per share data)                             2007        2006        2005
-------------------------------------------------------------------------------------------------------

Revenues                                                         $    6,371   $   6,539    $  4,415

Operating expenses                                                   (3,300)     (2,714)     (2,181)

Depreciation and amortization                                          (333)       (264)       (272)
------------------------------------------------------------------------------------------------------

Operating profit                                                      2,738       3,561       1,962

Other expenses
      General and administration                                       (109)        (96)        (74)
      Interest on long-term debt (Note 10(i))                           (85)        (97)        (69)
      Exploration                                                      (105)        (72)        (70)
      Research and development                                          (32)        (17)        (13)
      Asset impairment charges (Note 4)                                 (69)         --          --
      Other income (expense) (Note 17)                                  170         316          94
------------------------------------------------------------------------------------------------------
Earnings before the undernoted items                                  2,508       3,595       1,830

Provision for income and resource
     taxes (Note 18)                                                   (795)     (1,213)       (524)
Minority interests                                                      (47)        (19)        (11)
Equity earnings (loss) (Note 6(e))                                       (5)         32          50
------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                               1,661       2,395       1,345

Net earnings (loss) from discontinued
     operations (Note 22(b))                                            (46)         36          --
------------------------------------------------------------------------------------------------------

Net earnings                                                     $    1,615   $      36  $       --
======================================================================================================


Earnings per share (Note 16(i))
Basic                                                            $     3.74   $    5.77    $   3.31
Basic from continuing operations                                 $     3.85   $    5.68    $   3.31
Diluted                                                          $     3.72   $    5.60    $   3.11
Diluted from continuing operations                               $     3.83   $    5.52    $   3.11

Weighted average shares outstanding (millions)                        431.5       421.2       404.9
Shares outstanding at end of year (millions)                          441.9       431.6       406.8



The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited
Consolidated Statements of Cash Flows
Years ended December 31


-----------------------------------------------------------------------------------------------------
(Cdn$ in millions)                                                 2007           2006         2005
-----------------------------------------------------------------------------------------------------
Operating activities
      Net earnings from continuing operations                   $    1,661    $    2,395    $   1,345
      Items not affecting cash
           Depreciation and amortization                               333           264          272
           Future income and resource taxes                            (97)           59          122
           Equity (earnings) loss                                       30             5          (15)
           Minority interest                                             5            14           (2)
           Asset impairment charges                                     69            --           --
           Gain on sale of investments and assets                      (55)         (201)         (77)
           Other                                                        55            70            2
------------------------------------------------------------------------------------------------------
                                                                     2,001         2,737        1,722
      Net change in non-cash working capital items
           (Note 20(b))                                               (282)          299          (21)
------------------------------------------------------------------------------------------------------
                                                                     1,719            70            2
Financing activities
      Issuance of long-term debt                                        14           123        1,167
      Repayment of long-term debt                                       --          (333)         (95)
      Issuance of Class B subordinate voting shares                     13            16           28
      Purchase and cancellation of Class B
           subordinate voting shares                                  (577)           --           --
      Dividends paid                                                  (426)         (296)         (81)
      Interest on exchangeable debentures (Note 16(d))                  --            (5)          (6)
      Redemption of exchangeable debentures                           (105)         (340)          --
------------------------------------------------------------------------------------------------------
                                                                    (1,081)         (124)       1,102
Investing activities
      Decrease (increase) in temporary investments                     194           759         (954)
      Decrease (increase) in cash held in trust                        105          (105)          --
      Property, plant and equipment                                   (571)         (391)        (326)
      Investments and other assets                                    (724)         (272)        (220)
      Fording Canadian Coal Trust investment (Note 6(b))              (599)           --           --
      Acquisition of Aur Resources Inc. (Note 3)                    (2,588)           --           --
      Proceeds from sale of investments and assets                     194           885          118
------------------------------------------------------------------------------------------------------
                                                                    (3,989)         (133)        (398)
Effect of exchange rate changes on cash and
      cash equivalents held in U.S. dollars                           (335)           10          (34)
------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents
      from continuing operations                                    (3,686)           (5)          (6)

Cash received from discontinued operations
     (Note 22(b))                                                       40            --           --
------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                               (3,646)           (5)          (6)

Cash and cash equivalents at beginning of year                       5,054         2,098          875
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $    1,408    $    2,093    $     869
======================================================================================================


The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited
Consolidated Balance Sheets
As at December 31
--------------------------------------------------------------------------------
(Cdn$ in millions)                                           2007           2006
--------------------------------------------------------------------------------

ASSETS

Current assets
      Cash and cash equivalents                         $  1,408       $  5,054
      Temporary investments                                   --            227
      Cash held in trust (Note 11)                            --            105
      Accounts and settlements receivable                    593            723
      Inventories (Note 5)                                 1,004            786
--------------------------------------------------------------------------------
                                                           3,005          1,841

Investments (Note 6)                                       1,506            365

Property, plant and equipment (Note 7)                     7,807          3,724

Other assets (Note 8)                                        592            463

Goodwill                                                     663             --
--------------------------------------------------------------------------------
                                                        $  13,573      $ 11,447
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
      Accounts payable and accrued
        liabilities (Note 9)                            $   1,017       $   763
      Dividends payable (Note 16(j))                          221           216
      Current portion of long-term debt (Note 10)              31             -
      Current income and resource taxes payable                 -           443
      Current portion of future income and
        resource taxes (Note 18(c))                            81           161
      Exchangeable debentures (Note 11)                         -           105
--------------------------------------------------------------------------------
                                                            1,350           925

Long-term debt (Note 10)                                    1,492         1,509

Other liabilities (Note 12)                                   994           778

Future income and resource taxes (Note 18(c))               1,926           880

Minority interests (Note 13)                                   92            43

Shareholders' equity (Note 16)                              7,719         6,549
--------------------------------------------------------------------------------
                                                        $  13,573     $  11,447
================================================================================
Commitments and contingencies (Note 21)





          (signed) HUGH J. BOLTON              (signed) KEITH E. STEEVE
       Chairman of the Audit Committee                   Director


The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited
Consolidated Statements of Retained Earnings
Years ended December 31

-------------------------------------------------------------------------------
(Cdn$ in millions)                              2007          2006        2005
-------------------------------------------------------------------------------

Retained earnings at beginning of year
   as previously reported                    $  4,225      $  2,228    $  1,049

Adoption of financial instruments
   standards (Note 2(b))                          112            --          --
-------------------------------------------------------------------------------
                                                4,337         2,228       1,049

Net earnings                                    1,615         2,431       1,345

Dividends declared                               (431)         (431)       (162)

Class B subordinate voting shares
   repurchased (Note 16(k))                      (483)           --          --

Interest on exchangeable debentures,
   net of taxes (Note 16(d))                       --            (3)         (4)
--------------------------------------------------------------------------------
Retained earnings at end of year             $  5,038      $  4,225    $  2,228
================================================================================


Consolidated Statements of Comprehensive Income
For the years ended December 31

-------------------------------------------------------------------------------
(Cdn$ in millions)                               2007         2006        2005
-------------------------------------------------------------------------------

Net earnings                                  $  1,615     $  2,431    $  1,345

Other comprehensive income (loss)
  in the year
      Currency translation adjustment
           Unrealized gains (losses)              (665)          20         (53)
           Exchange differences on debt
             designated as a hedge of
             self-sustaining foreign
             subsidiaries                           56            1          --
           Losses reclassified to net
             earnings on realization                59            1           2
--------------------------------------------------------------------------------
                                                  (550)          22         (51)
      Available-for-sale instruments
           Unrealized losses (net of
                tax of $9 for 2007)                (47)          --          --
           Losses reclassified to net
                earnings on realization
                (net of tax of $2 for 2007)         11           --          --
--------------------------------------------------------------------------------
                                                   (36)          --          --
      Derivatives previously designated as
        cash flow hedges
           Losses reclassified to net earnings
                on realization (net of tax of
                $7 for 2007)                        10           --
--------------------------------------------------------------------------------
                                                    10           --          --

Total other comprehensive income (loss)
   (Note 16(h))                                   (576)          22         (51)
--------------------------------------------------------------------------------
Comprehensive income                          $  1,039     $  2,453    $  1,294
===============================================================================


The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     Teck Cominco Limited is engaged in mining and related activities including exploration, development, processing, smelting and refining. Our major products are zinc, copper and metallurgical coal. We also produce precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals, concentrates or both. We also own an interest in certain oil sands leases and have a partnership interest in an oil sands development project.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of Presentation and Accounting Principles

          GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

          Our consolidated financial statements are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 25 reconciles the consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principles generally accepted in the United States.

          BASIS OF PRESENTATION

          Our consolidated financial statements include the accounts of Teck Cominco Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI), Teck Cominco Alaska Inc. (TCAK), Highland Valley Copper Partnership (Highland Valley Copper) and Aur Resources Inc.
          (Aur).

          Many of our mining activities are conducted through interests in entities where we share joint control including Compania Minera Antamina (Antamina), Elk Valley Coal Partnership (Elk Valley Coal), and Pogo Joint Venture (Pogo). These entities are accounted for using the proportionate consolidation method.

          Certain comparative figures have been reclassified to conform with the presentation adopted for the current period. All dollar amounts are in Canadian dollars unless otherwise specified.

     b)   Adoption of new Accounting Standards

          FINANCIAL INSTRUMENTS

          Effective January 1, 2007, we adopted the new financial instruments accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (CICA). In accordance with the transitional provisions, prior period financial statements have not been restated.

          FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, SECTION 3855

          This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

     All derivatives are recorded on the balance sheet at fair value. Unrealized gains and losses on these instruments are included in net earnings, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

     All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

     HEDGES, SECTION 3865

     This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation," by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

     Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. We may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

     COMPREHENSIVE INCOME, SECTION 1530

     This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (OCI) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     As at January 1, 2007 the effect on our balance sheet of adopting these standards is summarized in the following table. As prescribed by these standards, prior periods have not been restated.

=================================================================================================================
(Cdn$ in millions)                                                        January 1, 2007
-----------------------------------------------------------------------------------------------------------------
                                                                           Adjusted on
                                                                           adoption of
                                                                             Financial                   Restated
                                                                           Instruments           opening balances
                                                     As reported             standards                    in 2007
-----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets                                  $  6,895                     $  -                      $   6,895

Investments                                          365                       106(a)(b)                     471

Property, plant and equipment                      3,724                        -                          3,724

Other assets                                         463                       128(b)(c)                     591
-----------------------------------------------------------------------------------------------------------------
                                                $ 11,447                     $ 234                    $   11,681
=================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                1,688                        19(b)                      1,707

Long-term debt                                     1,509                       (11)(c)                     1,498

Other liabilities                                    778                        52 (b)                       830

Minority interests                                    43                         -                            43

Future income and resource taxes                     880                        12 (d)                       892
-----------------------------------------------------------------------------------------------------------------
                                                   4,898                        72                         4,970

Shareholders' equity
  Share capital                                    2,405                         -                         2,405
  Retained earnings                                4,225                       112 (b)                     4,337
  Contributed surplus                                 64                         -                            64
  Cumulative translation adjustment                (145)                       145 (e)                        -
  Accumulated other comprehensive income               -                      (145)(e)                       (95)
                                                                                50 (a)(b)
-----------------------------------------------------------------------------------------------------------------
                                                   6,549                       162                         6,711
-----------------------------------------------------------------------------------------------------------------
                                               $  11,447                    $  234                    $   11,681
=================================================================================================================

Notes:

(a) Investments in marketable securities previously accounted for at cost are designated as available-for-sale and measured at fair value.

(b) Derivative instruments previously accounted for at cost are held for trading and measured at fair value.

(c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.

(d) The tax effect of the above adjustments is recorded to future income and resource taxes.

(e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

     Variable interest entities (VIE), EIC-163

     Effective January 1, 2007, we adopted the CICA Emerging Issues Committee Abstract 163 "Determining the Variability to be Considered in Applying Accounting Guideline 15" (AcG-15). This abstract provides clarification of how an entity should determine the variability in assessment of a VIE. Using a two-step approach, this abstract requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15. The guidance applies to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred. The adoption of the new standard did not result in any significant changes to the balance sheet, statement of earnings or retained earnings.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Financial Instruments - Disclosures, Section 3862

     Effective December 31, 2007, we adopted Section 3862, "Financial Instruments - Disclosures," which requires additional disclosures to enable users to evaluate the significance of financial instruments to our financial position and performance. In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from our financial instruments. We have chosen to early adopt this standard, which would otherwise have been effective beginning January 1, 2008.

     Capital Disclosures, Section 1535

     Effective December 31, 2007, we adopted Section 1535, "Capital Disclosures," which requires disclosure of qualitative and quantitative information that enables users to evaluate our objectives, policies and process for managing capital. We have chosen to early adopt this standard, which would otherwise have been effective beginning January 1, 2008.

     Deferred stripping, EIC-160

     Effective January 1, 2006, we adopted CICA Emerging Issues Committee Abstract 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation." This abstract requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

     We prospectively adopted this standard. As a result, deferred stripping costs of $52 million incurred in the production phase prior to January 1, 2006 are amortized on a units-of-production basis over the remaining reserves to which they relate.

  c) Significant Accounting Policies

     Use of Estimates

     The preparation of our financial statements in conformity with GAAP requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimation, finished and in-process inventory quantities, plant and equipment lives, goodwill, contingent liabilities including matters in litigation, tax rates, provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations, other environmental liabilities, demobilization costs, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from our estimates.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Translation of Foreign Currencies

     Our functional currency is the Canadian dollar. For our integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

     The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in other comprehensive income until they are realized by a reduction in the investment.

     Financial Instruments

     We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

     Cash and cash equivalents

     Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

     Temporary investments

     Temporary investments are designated as available-for-sale and recorded at fair value using quoted market prices. These investments include money market instruments with maturities of greater than three months from the date of acquisition.

     Trade receivables and payables

     Trade receivables and payables are non-interest bearing and stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables include allowances for uncollectable amounts.

     Investments in marketable securities

     Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. At each balance sheet date, we assess for any impairment in value that is considered to be other than temporary, and record any write-downs to net earnings for the period.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Long-term debt

     Long-term debt is initially recorded at total proceeds received less direct issuance costs. Long-term debt is subsequently measured at amortized cost and calculated using the effective interest rate method.

     Derivative Instruments and Hedge Accounting

     Derivative instruments, including embedded derivatives, are held for trading and recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives are recorded as part of other income (expense) in net earnings. Fair values for derivative instruments held for trading are determined using valuation techniques. These valuations use assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

     We do not apply cash flow or fair value hedge accounting. For hedges of net investments in self-sustaining foreign operations, we recognize any gains or losses on the hedging instrument relating to the effective portion of the hedge in other comprehensive income. Any gain or loss on the hedging instrument relating to the ineffective portion of the hedge is recognized immediately in net earnings.

     Inventories

     Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

     For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are inventoried as incurred.

     We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina, Duck Pond and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products.

     Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

     Supplies inventory is valued at the lower of average cost and replacement value. Cost includes acquisition, freight and other directly attributable costs.

     Investments Subject to Significant Influence

     Investments in Fording Canadian Coal Trust (Fording), Fort Hills Energy Limited Partnership (Fort Hills) and Galore Creek Partnership (Galore Creek) are accounted for using the equity method as we have significant influence over these investments.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Property, Plant and Equipment

     Plant and equipment

     Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment at our mining operations is amortized on a units-of-production basis over the lesser of the estimated useful life of the asset and the estimated proven and probable ore reserves. Amortization of plant and equipment at our smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine. When we incur debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

     Mineral properties and mine development costs

     The cost of acquiring and developing mineral properties or property rights, including costs incurred during production to increase future output by providing access to additional sources of resources, are deferred. Upon commencement of commercial production, mineral properties and mine development costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

     Underground   mine   development   costs  are  amortized  using  the  block
     amortization method. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

     Exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

     Development costs of oil sands properties

     The costs of acquiring, exploring, evaluating and developing oil sands properties are deferred when it is expected that these costs will be recovered through future exploitation or sale of the property.

     Asset impairment

     We perform impairment tests on our property, plant and equipment when events or changes in circumstances occur that indicate the carrying value of an asset may not be recoverable. Estimated future cash flows are calculated using estimated future prices, mineral resources, and operating and capital costs on an undiscounted basis. When the carrying value of the development project exceeds estimated future cash flows, the asset is impaired. Write-downs are recorded to the extent the carrying value exceeds the discounted value of the estimated future cash flows based on our average cost of borrowing.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Repairs and maintenance

     Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

     Goodwill and Impairment Tests

     We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. Any excess of the fair value of a reporting unit over the fair value of the sum of its individual assets and liabilities is considered goodwill for that unit.

     We perform annual goodwill impairment tests. This impairment assessment involves estimating the fair value of each reporting unit that has been assigned goodwill. We compare the fair value to the total carrying amount of each reporting unit, including goodwill. If the carrying amount exceeds fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill. If the carrying amount of goodwill exceeds this amount, we reduce goodwill by a charge to earnings in the amount of the excess.

     Circumstances which result in an impairment and write-down of goodwill could arise through a variety of factors including a reduction in the reserve or resource base of the mineral property, a reduction in expected prices of the commodities produced, or general business considerations including changes in circumstances of the host country tax regime.

     Revenue Recognition

     Sales are recognized when title transfers and the rights and obligations of ownership pass to the customer. The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. As a result, the values of our concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenue.

     Income and Resource Taxes

     Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using substantively enacted tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     We are subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. We provide for such differences based on our best estimate of the probable outcome of these matters.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Pension and Other Employee Future Benefits

     Defined benefit pension plans

     Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon our best estimates, including discount rate, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

     Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

     Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

     Defined contribution pension plans

     The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

     Non-pension post-retirement plans

     We provide certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

     Stock-Based Compensation

     The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements is recorded based on the estimated fair values at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement.

     Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Research and Development

     Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

     Asset Retirement Obligations

     Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, our current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

     For closed properties, any adjustments to the liability are charged to other income (expense). Asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

     Earnings Per Share

     Earnings per share are calculated based on the weighted average number of shares outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

  d) New Canadian Accounting Pronouncements

     Inventories

     In June 2007, the CICA issued Section 3031 "Inventories" to replace existing Section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. We do not expect the application to have a significant impact on our financial statements.

     Goodwill and Intangible assets

     In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets," which replaces Section 3062, "Goodwill and Other Intangible
     Assets." This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, "Revenues and Expenditures in the Pre-operating Period," will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

  e) Changes in Estimates

     Mineral reserves

     Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, we prospectively revised calculations of depreciation and amortization of property, plant and equipment.

     Mine life extension at Highland Valley Copper

     In February 2007, we announced an extension of the mine life at Highland Valley Copper to 2019. We prospectively revised amounts of depreciation and amortization of property, plant and equipment, pension expense and amounts related to asset retirement obligations to reflect the extended mine life.

3.   ACQUISITION OF AUR RESOURCES INC.

     In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. Aur owned interests in three operating mines, the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.

     We accounted for the acquisition of Aur using the purchase method. Aur's results of operations are included in our consolidated financial statements from August 22, 2007. The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares as follows:

     =====================================================================
     (Cdn $ in millions)
     ---------------------------------------------------------------------
     Cash                                                          $ 3,089
     Issuance of 21,971,906  Class B subordinate  voting shares       952
     Transaction costs                                                 13
     ---------------------------------------------------------------------
     Total purchase price                                         $  4,054
     =====================================================================


     Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

3.       ACQUISITION OF AUR RESOURCES INC., continued

     Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have substantially completed the process of determining fair values for the assets and liabilities acquired. Matters still under review principally relate to income and resource taxes and could affect values assigned to future tax liabilities and goodwill. As a result, the purchase price allocation is subject to change in 2008 as the valuation process is completed.

     Our current allocation of the purchase price to the estimated fair value of the assets and liabilities of Aur is as follows:

     ==========================================================================
     (Cdn $ in millions)
     --------------------------------------------------------------------------
       Cash                                                           $    501
       Inventory                                                           267
       Property, plant and equipment                                     4,137
       Goodwill                                                            706
       Other                                                               330
     --------------------------------------------------------------------------
       Total assets acquired                                             5,941

       Current liabilities                                                (197)
       Derivative instrument liability                                     (96)
       Long-term liabilities                                              (302)
       Future income tax liability                                      (1,263)
       Non-controlling interests                                           (29)
     --------------------------------------------------------------------------
       Total liabilities assumed                                        (1,887)
     --------------------------------------------------------------------------
       Net assets acquired                                            $  4,054
     ==========================================================================
     The net cash cost of the acquisition was as follows:

     ==========================================================================
     (Cdn $ in millions)
     --------------------------------------------------------------------------
       Cash paid to Aur shareholders                                  $  3,089
       Less Aur's cash balance on acquisition date                        (501)
     --------------------------------------------------------------------------
                                                                      $  2,588
     ==========================================================================

4.   ASSET IMPAIRMENT CHARGES

     During 2007 we recorded an impairment charge of $26 million on our investment in Tahera Diamond Corporation ("Tahera"). Tahera announced the suspension of operations at its primary asset, the Jericho mine, and subsequently filed for creditor protection indicating an other than temporary decline in market value.

     We also recorded impairment charges of $12 million against our Lennard Shelf zinc mine and $31 million against our Pend Oreille zinc mine. These impairment charges were triggered by operating losses, lower than planned production and increasing costs. As we no longer expect to recover the full carrying value of the mines over their expected mine lives, we have written the carrying values down to their estimated fair values based on the discounted value of our expectations of future cash flows.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

5.    INVENTORIES

        =======================================================================
        (Cdn$ in millions)                                  2007          2006
        -----------------------------------------------------------------------
        Finished product                                $    312        $  301
        Work in process                                      350           218
        Raw materials                                        153           91
        Supplies                                             189           176
        -----------------------------------------------------------------------
                                                        $  1,004       $   786
        =======================================================================

6.    INVESTMENTS

         =============================================================================================================
         (Cdn$ in millions)                                                2007                        2006

                                                                  Carrying         Fair        Carrying         Fair
                                                                    Value          Value         Value          Value
         -------------------------------------------------------------------------------------------------------------
         Available-for-sale investments:
         Marketable securities (a)                                  $ 308         $ 308         $  91          $  186

         Held for trading investments:
         Warrants (a)                                                   1             1            12              23
         -------------------------------------------------------------------------------------------------------------
                                                                      309           309           103             209

         Investments accounted for under the equity method :
         Fording Canadian Coal Trust (19.95% interest) (b)            750                         148
         Galore Creek Partnership (50% interest) (c)                  214                          -
         Fort Hills Energy Limited Partnership (20% interest)(d)      233                         114
                                                                  -------                       -----
                                                                  $ 1,506                       $ 354
                                                                  =======                       =====

         (a) The fair values of marketable securities are determined using quoted market prices. The fair value for warrants is determined using a Black-Scholes option valuation model.

         (b)  Fording Canadian Coal Trust

              On September 28, 2007, we acquired 16.65 million units of the Fording Canadian Coal Trust (Fording) at a price of $599 million. The acquisition of these units increased our interest in Fording from 8.7% to 19.95%. If, prior to July 31, 2008, we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units and subsequently complete the transaction or sell the Fording units at a price in excess of $36 per unit, we must pay the seller such excess for the 16.65 million units acquired.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

6.    INVESTMENTS, continued

      (c)  Galore Creek Partnership

           In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. ("NovaGold") to develop the Galore Creek copper-gold deposit in northwest British Columbia. Pursuant to the terms of the partnership agreement, we were required to fund $528 million in development costs. Thereafter, each partner was to be responsible for funding its pro rata share of development costs. NovaGold was also entitled to receive up to US$50 million of preferential distributions if revenues in the first year of commercial production were to exceed specific established targets.

           In  November  2007,  construction  activities  at  the  project  were suspended as a result of our review of the first season of construction and a more extensive engineering study that anticipated substantially higher capital costs and a longer construction schedule.

           By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were amended. Our funding obligation for project costs incurred after August 1, 2007 was reduced from the original $528 million to $403 million. Of this total, $264 million was spent by us as of the suspension date. Of the next $100 million of project costs (other than project study costs described below), we will fund two-thirds and NovaGold will fund one-third. Thereafter, each partner will fund its pro rata share of partnership costs. We also agreed to invest $72 million in the partnership over the next five years to be used principally to reassess the project and evaluate alternative development strategies. In addition, the amount of preferential distributions, if revenues in the first year of commercial production were to exceed specific established targets, was reduced to $25 million.

           Galore Creek Partnership is obligated to complete construction demobilization and to put the site on care and maintenance, which will enable a restart of the project at a later date. The estimated project demobilization costs of $100 million have been accrued and expensed by the partnership in the period. We have recorded our $50 million or 50% share of these expenses as an equity loss of $33 million after-tax. Our actual demobilization costs could vary by a material amount from our estimates. Ongoing care and maintenance costs, which will be expensed as incurred, will be required to monitor the site and infrastructure until a decision is made to proceed with or abandon the project. This decision may not occur for several years. If the project does not proceed, Galore Creek Partnership will have to reclaim and restore disturbed land.

           As the Galore Creek Partnership is a variable interest entity with NovaGold as the primary beneficiary, we account for our interest using the equity method. Future events, such as the ongoing funding arrangements, may result in a change to our accounting for this investment.

      (d)  Fort Hills Energy Limited Partnership

           In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we are required to contribute 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. Our interest in Fort Hills is recorded as an investment using the equity method of accounting.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

6.   INVESTMENTS, continued

      (e)  Equity earnings (loss) is as follows:

           ===============================================================================================
                        (Cdn$ in millions)                       2007            2006            2005
           -----------------------------------------------------------------------------------------------
             Fording Canadian Coal Trust (b)                     $ 28            $ 32           $  50
             Galore Creek Partnership (c)                         (33)              -               -
           -----------------------------------------------------------------------------------------------
                                                                 $ (5)           $ 32           $  50
           ===============================================================================================

7.    PROPERTY, PLANT AND EQUIPMENT

      ====================================================================================================
        (Cdn$ in millions)                                                           2007           2006
      ----------------------------------------------------------------------------------------------------
        OPERATING
            Mines and mining facilities                                          $  9,013       $  4,827
            Accumulated depreciation and amortization                              (2,695)        (2,620)
      ----------------------------------------------------------------------------------------------------
                                                                                    6,318          2,207

            Smelter and refineries                                                  1,778          1,722
            Accumulated depreciation and amortization                                (717)          (694)
      ----------------------------------------------------------------------------------------------------
                                                                                    1,061          1,028

        OTHER RESOURCE PROPERTIES
            Mineral properties                                                        132            413
            Oil sands leases                                                          296             76
      ----------------------------------------------------------------------------------------------------
                                                                                 $  7,807       $  3,724
      ====================================================================================================

      During 2007, we capitalized $44 million (2006 - $21 million) of waste rock stripping costs associated with mine expansion at Highland Valley Copper and as at December 31, 2007, we have cumulative capitalized waste rock stripping costs of $68 million, all of which represents the capitalized expansion costs at Highland Valley Copper. In addition, we have $41 million of remaining unamortized capitalized stripping costs related to the transitional balance on adoption of EIC-160 in 2006 (Note 2(b)).

8.    OTHER ASSETS

      ===============================================================================================
        (Cdn$ in millions)                                                       2007           2006
      -----------------------------------------------------------------------------------------------
        Restricted cash pledged as security (Note 10(e))                       $  151         $    -
        Pension assets (Note 15(a))                                               210            194
        Future income and resource tax assets (Note 18(c))                         70            103
        Cajamarquilla contingent receivable (net of current portion
          of $37 million) (Note 22(b))                                             42              -
        Long-term receivables                                                      51            109
        Other                                                                      68             57
      -----------------------------------------------------------------------------------------------
                                                                               $  592         $  463
      ===============================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      =======================================================================================================
        (Cdn$ in millions)                                                               2007           2006
      -------------------------------------------------------------------------------------------------------
        Trade payables                                                                $   506         $  415
        Commercial and government royalties                                               251            118
        Payroll related liabilities                                                        93             101
        Capital project accruals                                                           25             44
        Current portion of asset retirement obligations (Note 14)                          28             22
        Accrued interest                                                                   22             24
        Other                                                                              92             39
      -------------------------------------------------------------------------------------------------------
                                                                                      $ 1,017        $   763
      =======================================================================================================


10.   LONG-TERM DEBT

      ==============================================================================================================
                                                                            2007                      2006
                                                                ----------------------------------------------------
                                                                    Carrying         Fair     Carrying         Fair
        (Cdn$ in millions)                                             Value        Value        Value        Value
      --------------------------------------------------------------------------------------------------------------
        Debt instruments
            6.125% debentures due October 2035 (US$700
              million) (a)                                           $   675      $   637      $   806      $   783
            5.375% debentures due October 2015 (US$300
              million) (a)                                               293          287          349          339
            7.0% debentures due September 2012 (US$200
              million) (b)                                               196          212          231          249
            Aur debentures 6.75% due March 2010 (US$94
              million) (c)                                                94           96            -            -
            Antamina senior revolving credit facility due
              August 2012 (d)                                             92           92          108          108
            Aur revolving credit facility (e)                            148          148            -            -
            Other                                                         25           25           15           15
      --------------------------------------------------------------------------------------------------------------
                                                                       1,523        1,497        1,509        1,494
            Less current portion                                         (31)         (31)           -            -
      --------------------------------------------------------------------------------------------------------------
                                                                     $ 1,492      $ 1,466      $ 1,509      $ 1,494
      ==============================================================================================================

      The fair values of debt are determined using discounted cash flows based on our expected cost of borrowing.

      (a) In 2005, we issued US$300 million of 5.375% notes due October 2015 and US$700 million of 6.125% notes due October 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. We can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

      (b) In 2002, we issued US$200 million of 7.0% notes due September 2012. We can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

      (c) On acquisition of Aur in 2007, we assumed $94 million of 6.75% notes. The notes are repayable in three equal annual principal payments commencing March 11, 2008. 10.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

10.   LONG-TERM DEBT, continued

      (d) In September 2006, Antamina refinanced its remaining senior debt (our 22.5% share is US$93 million) on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet repayment due at maturity. The facility may be renewed and extended annually with the concurrence of the participating banks. During 2007, the maturity date was extended to August 2012. The outstanding amount under the facility bears interest at LIBOR plus a margin.

      (e) On acquisition of Aur we assumed a revolving credit facility which permits borrowings of up to US$150 million. This facility is fully drawn at December 31, 2007. The terms of the facility require one of our subsidiaries to provide cash collateral to the lender equal to any amount outstanding under the facility plus US$3 million. The outstanding amount under the facility bears interest at LIBOR plus a margin and is due January 2011.

      (f) At December 31, 2007, we had revolving credit facilities aggregating $1.1 billion, of which $0.9 billion is available until 2012. Net of $143 million of letters of credit and $148 million of draw-downs, the unused portion of the credit facilities is $819 million as at December 31, 2007. In addition, we have issued stand alone letters of credit for $140 million in respect of environmental bonding requirements.

      Elk Valley Coal has a $200 million revolving credit facility for working capital purposes, of which our 40% share is $80 million. At December 31, 2007, Elk Valley Coal had issued letters of credit and guarantees totalling $79 million.

      (g) Our debentures and bank credit facilities require the maintenance of a defined debt to capitalization ratio. As at December 31, 2007, we are in compliance with all debt covenants and default provisions.

      (h) Excluding financing fees and discounting, we have scheduled long-term debt principal repayments of $31 million due in 2008, $31 million in 2009, $31 million in 2010, $148 million in 2011, $312 million in 2012, $296 million in 2015 and $695 million in 2035.

      (i)    We incurred interest expense on long-term debt as follows:

      ==========================================================================
       (Cdn$ in millions)                                2007     2006      2005
      --------------------------------------------------------------------------

       Interest expense                                 $  95    $ 102     $  69
       Less amounts capitalized                           (10)      (5)        -
      --------------------------------------------------------------------------

                                                        $  85    $  97     $  69
      ==========================================================================


11.   SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

      In  1996,  we  issued  $248  million  of 3%  exchangeable  debentures  due
      September 30, 2021. Each $1,000 principal amount debenture was exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (Inco), subject to adjustment in certain circumstances. We held 5,148,000 Inco common shares, which were sufficient to affect this exchange, and pledged these shares as security for the debentures. We also had the option to satisfy the exchange obligation in cash based on the market value of the Inco shares at the time of the exchange.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

11. SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES, continued

      In 2006, we acquired an additional 3,800,000 shares of Inco and made a takeover bid to acquire all the outstanding shares of Inco. This bid expired on August 16, 2006, when insufficient shares were tendered to meet the minimum tender condition. We later tendered all of our Inco shares to a competing bid. Before our sale of the Inco shares, some holders of the Inco exchangeable debentures tendered their debentures to us for exchange and we exercised our option to pay the equivalent amount of cash. When the Inco shares were sold, an amount was placed in trust sufficient to repay the remaining debentures in cash. At December 31, 2006, debentures with a face value of $59 million and a cash value on exchange of $105 million remained outstanding. In 2006, the cash in trust to meet this obligation was excluded from cash and cash equivalents on the balance sheet and classified as cash held in trust. In 2007, the $105 million cash held in trust was used to settle the remaining debentures.

      ========================================================================================
        (Cdn$ in millions)                                                               2006
      ----------------------------------------------------------------------------------------
        Gain on sale of Inco shares                                                   $   332
        Loss on redemption of debentures                                                 (194)
      ----------------------------------------------------------------------------------------
                                                                                          138
        Less transaction costs                                                            (18)
      ----------------------------------------------------------------------------------------
        Net gain before tax                                                           $   (18)
      ========================================================================================

12.   OTHER LIABILITIES

      =======================================================================================
        (Cdn$ in millions)                                               2007           2006
      ---------------------------------------------------------------------------------------
        Asset retirement obligations (Note 14)                         $  492         $  427
        Other environmental and post-closure costs                         88             70
        Pension and other employee future benefits (Note 15(a))
            Defined benefit pension plans                                  35             39
            Non-pension post-retirement benefits                          209            183
        Forward sales contracts (net of current portion of
            $37 million) (Note 22(c))                                      78              -
        Other                                                              92             59
      ---------------------------------------------------------------------------------------
                                                                       $  994         $  778
      =======================================================================================


13.   MINORITY INTERESTS

      =======================================================================================
        (Cdn$ in millions)                                               2007           2006
      ---------------------------------------------------------------------------------------
        Highland Valley Copper                                         $   56          $  38
        Carmen de Andacollo                                                21             -
        Quebrada Blanca                                                    10             -
        Elkview Mine Partnership                                            5              5
      ---------------------------------------------------------------------------------------
                                                                       $   92          $  43
      =======================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

14.   ASSET RETIREMENT OBLIGATIONS

      We have recorded an asset retirement obligation for each of our operating and closed mines. The refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. For the Trail operation, our recorded liability is limited to components of the facility where costs and expected dates of existing retirement and remediation requirements can be estimated.

      The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2007 and 2006:

      ==========================================================================
        (Cdn$ in millions)                                      2007      2006
      --------------------------------------------------------------------------
        At January 1                                          $  449    $  378
        Changes in cash flow estimates
          Operating mines                                         42        68
          Closed properties                                       22        11
        Expenditures and settlements                             (20)      (31)
        Accretion expense                                         26        21
        Obligations assumed on acquisition                        36         1
        Foreign currency translation adjustments                 (35)        1
      --------------------------------------------------------------------------
        At December 31                                           520        79
        Less current portion                                     (28)      (22)
      --------------------------------------------------------------------------
                                                              $  492    $    -
      ==========================================================================

      Asset retirement obligations are initially recorded as a liability at fair value, assuming credit adjusted risk-free discount rates between 5.75% and 6.35%, and inflation factors between 2.00% and 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $374 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments before inflation adjustment are $3.9 million per annum for 2008 to 2032 and $10.5 million per annum for 2033 to 2107.

      The change in cash flow estimates relating to asset retirement obligations at closed properties are recognized in other income (expense) (Note 17).

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

      Defined Contribution Plans

      We  have  defined   contribution  pension  plans  for  certain  groups  of
      employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

      DEFINED BENEFIT PLANS AND NON-PENSION POST-RETIREMENT BENEFITS

      We have various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only available to certain qualifying employees. The plans are "flat-benefit" or
      "final-pay" plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

      All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 57% of our accrued benefit obligation at December 31, 2007, was last actuarially evaluated on December 31, 2006. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2007.

      We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

      a)   Actuarial valuation of plans

           =================================================================================================================
             (Cdn$ in millions)                                                2007                         2006
           -----------------------------------------------------------------------------------------------------------------

                                                                       Defined      Non-pension     Defined     Non-pension
                                                                       benefit            post-     benefit           post-
                                                                       pension       retirement     pension      retirement
                                                                         plans    benefit plans       plans   benefit plans
           -----------------------------------------------------------------------------------------------------------------
             Accrued benefit obligation
                 Balance at beginning of year                          $ 1,270           $  316     $ 1,198             273
                 Current service cost                                       25                6          25               5
                 Benefits paid                                             (77)              (8)        (72)            (10)
                 Interest cost                                              63               16          62              15
                 Actuarial revaluation                                      (2)             (46)         11              8
                 Past service costs arising from plan improvements           7                -          43              24
                 Foreign currency exchange rate changes                    (13)              (7)          -               -
                 Changes in methodology and assumptions                      4                3           -               -
                 Transfers from other plans                                 14                -           3               -
                 Impact of new discount rate at year end                   (36)              (9)          -               -
                 Other                                                       5                1           -               1
           -----------------------------------------------------------------------------------------------------------------

                 Balance at end of year                                  1,260              272       1,270             315

             Plan assets
                 Fair value at beginning of year                         1,275                -       1,126               -
                 Actual return on plan assets                               21                -         143               -
                 Benefits paid                                             (77)              (8)        (72)            (10)
                 Foreign currency exchange rate changes                    (10)               -           -               -
                 Contributions                                              32                8          76              10
                 Transfer from other plans                                  17                -           2               -
                 Other                                                      (1)               -           -               -
           -----------------------------------------------------------------------------------------------------------------

                 Fair value at end of year                               1,257                -       1,273               -
           -----------------------------------------------------------------------------------------------------------------
             Funding surplus (deficit)                                      (3)            (272)          5            (316)

             Unamortized actuarial costs                                   110               33          75              91
             Unamortized past service costs                                 68               30          75              42
           -----------------------------------------------------------------------------------------------------------------

             Net accrued benefit asset (liability)                       $ 175          $  (209)    $ 1,278         $  (316)
           =================================================================================================================
             Represented by
                 Pension assets (Note 8)                                 $ 210          $     -     $   194               -
                 Accrued benefit liability (Note 12)                       (35)            (209)        (39)           (183)
           -----------------------------------------------------------------------------------------------------------------

             Net accrued benefit asset (liability)                         175             (209)          -               -
           =================================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

      (b)  Funded status

           The funded status of our defined benefit pension plans is as follows:

           ==================================================================================================================
             (Cdn$ in millions)                             2007                                       2006
           ------------------------------------------------------------------------------------------------------------------
                                          Plans where    Plans where                 Plans where    Plans where
                                         ssets exceed        benefit                ssets exceed        benefit
                                              benefit    obligations                     benefit    obligations
                                        a obligations  exceed assets        Total  a obligations  exceed assets        Total
           ------------------------------------------------------------------------------------------------------------------
             Plan assets                     $  1,007         $  250      $ 1,257       $  1,083         $  192      $ 1,275
             Benefit obligations                 (928)          (332)      (1,260)          (988)          (282)      (1,270)
           ------------------------------------------------------------------------------------------------------------------
             Excess (deficit) of plan
                assets over benefit
                obligations                  $     79         $  (82)     $    (3)      $     95         $  (90)     $     5
           ==================================================================================================================

           Our total cash payments for pension and other employee future benefits for 2007, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $52 million. We expect to contribute $43 million to our defined contribution and defined benefit pension plans in 2008 based on minimum funding requirements.

           The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

           ==================================================================================================================
             (Cdn$ in millions)              2008           2009          2010          2011           2012        2013-2017
           ------------------------------------------------------------------------------------------------------------------
                                            $  81          $  84          $ 87         $  91          $  95            $ 558
           ==================================================================================================================

      (c)  Significant assumptions

           The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

           =================================================================================================================
                                                               2007                   2006                   2005
           -----------------------------------------------------------------------------------------------------------------
                                                                  Non-pension            Non-pension            Non-pension
                                                         Defined        post-   Defined        post-   Defined        post-
                                                         Benefit   retirement   Benefit   retirement   Benefit   retirement
                                                         Pension      benefit   Pension      benefit   Pension      benefit
                                                           plans        plans     plans        plans     plans        plans
           -----------------------------------------------------------------------------------------------------------------
             Discount rate                                 5.27%      5.36%       5.02%       5.13%       5.03%       5.09%
             Assumed long-term rate of return on assets       7%         -           7%          -           7%          -
             Rate of increase in future compensation          4%         4%          4%          4%          4%          4%
             Initial medical trend rate                       -          9%          -          10%          -          10%
             Ultimate medical trend rate                      -          5%          -           5%          -           5%
             Years to reach ultimate medical trend rate       -          4           -           5           -           6
             Dental trend rates                               -          5%          -           5%          -           4%
           =================================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

           The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums, based on a combination of historical experience and future long-term expectations.

           The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates of high quality debt instruments at the measurement date.

      (d)  Employee future benefits expense

           =================================================================================================================
                                                               2007                   2006                   2005
           -----------------------------------------------------------------------------------------------------------------
                                                                  Non-pension            Non-pension            Non-pension
                                                         Defined        post-   Defined        post-   Defined        post-
                                                         Benefit   retirement   Benefit   retirement   Benefit   retirement
                                                         Pension      benefit   Pension      benefit   Pension      benefit
                                                           plans        plans     plans        plans     plans        plans
           -----------------------------------------------------------------------------------------------------------------
             Current service cost                           $ 25          $ 6      $ 25         $  5      $ 19        $   4
             Interest cost                                    63           16        62           15        62           14
             Expected gain on assets                         (86)           -       (77)           -       (69)           -
             Actuarial loss recognized                         3            7        10            7         5            5
             Past service cost recognized                     14            6         9            1         6            -
             Other                                             7            -         3            -        10           (1)
           -----------------------------------------------------------------------------------------------------------------
             Expense recognized for the year                $ 26         $ 35      $ 32         $ 28      $ 33        $  22
           =================================================================================================================

           The defined contribution expense for 2007 is $11 million (2006 - $8 million; 2005 - $7 million).

           Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income in the year but are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

           =================================================================================================================
             (Cdn$ in millions)                                  2007                   2006                    2005
           -----------------------------------------------------------------------------------------------------------------
                                                                  Non-pension            Non-pension            Non-pension
                                                         Defined        post-   Defined        post-   Defined        post-
                                                         Benefit   retirement   Benefit   retirement   Benefit   retirement
                                                         Pension      benefit   Pension      benefit   Pension      benefit
                                                           plans        plans     plans        plans     plans        plans
           -----------------------------------------------------------------------------------------------------------------
             Expense recognized                             $ 26        $  35      $ 32        $  28      $ 33         $ 22
             Difference between expected and actual
                 return on plan assets                        66            -       (66)           -       (60)           -
             Difference between actuarial losses
                 (gains) amortized and actuarial
                 losses (gains) arising                      (36)         (59)        1            1       120           32
             Difference between past service costs
                 amortized and past service costs
                 arising                                      (7)          (6)       34           21        15            -
             Other                                            (4)                    (3)           -        (9)           1
           -----------------------------------------------------------------------------------------------------------------
             Costs incurred (recovered)                     $ 45        $ (30)     $ (2)       $  50      $ 99         $ 55
           =================================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.   PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

      (e)  Health care sensitivity

           A one percent change in the initial and ultimate medical trend rates assumptions would have the following effect on our post-retirement health care obligations and expense:

           ============================================================================================
                                                             Increase (Decrease)
                                                                  in service and   Increase (Decrease)
             (Cdn$ in millions)                                    interest cost         in obligation
           --------------------------------------------------------------------------------------------
             Impact of 1% increase in medical trend rate                  $    4               $    33
             Impact of 1% decrease in medical trend rate                      (3)                  (27)
           ============================================================================================

      (f)  Investment of plan assets

           The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Cominco Limited Executive Pension committee.

           Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the annual percentage change in the Consumer Price Index plus 4%. To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually and the portfolio and investment managers' performance is monitored quarterly.

           The composition of the defined benefit pension plan assets at December 31, 2007 and 2006, and the target composition for 2008 are as follows:

           =====================================================================
                                                    2008       2007        2006
                                                  TARGET     ACTUAL      ACTUAL
           ---------------------------------------------------------------------
             Equity securities                       50%        55%         58%
             Debt securities                         40%        36%         37%
             Real estate and other                   10%         9%          5%
           ---------------------------------------------------------------------
             Total                                  100%       100%        100%
           =====================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY

       ============================================================================================================
                                                                    2007                            2006
       ------------------------------------------------------------------------------------------------------------
                                                              Shares        Cdn$ in          Shares        Cdn$ in
                                                          (in 000's)       millions      (in 000's)       millions
       ------------------------------------------------------------------------------------------------------------
         Share capital (a)
             Class A common shares                             9,353        $     7           9,348       $      7
             Class B subordinate voting shares (b)           432,555          3,274         422,306          2,398

         Retained earnings                                                    5,038                          4,225
         Contributed surplus (g)                                                 71                             64
         Accumulated other comprehensive income (h)                            (671)                          (145)
       ------------------------------------------------------------------------------------------------------------
                                                                            $ 7,719                       $  6,549
       ============================================================================================================


      (a)  Authorized share capital

           Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

           Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

           The attributes of the Class B subordinate voting shares contain so called "coattail provisions," which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid," or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY, continued

      (b)  Class B subordinate voting shares

           ===============================================================================================
                                                                                 Shares
                                                                             (in 000's)  Cdn$ in millions
           -----------------------------------------------------------------------------------------------
             At December 31, 2004                                               196,682         $   2,117
             Options exercised (e)                                                2,067                31
             Other (l)                                                                3                 -
           -----------------------------------------------------------------------------------------------
             At December 31, 2005                                                11,494               230
             Options exercised (e)                                                  907                20

             Issued in settlement of exchangeable debentures due 2024 (d)        11,489               230
             Other (l)                                                                5                 -
           -----------------------------------------------------------------------------------------------
             At December 31, 2006                                               211,153               876

             Share split (c)                                                    211,153                 -
             Issued on acquisition of Aur (Note 3)                               21,972               952
             Options exercised (e)                                                1,373                16
             Share repurchase program (k)                                       (13,100)              (92)
             Other (l)                                                                4                 -
           -----------------------------------------------------------------------------------------------
             At December 31, 2007                                               432,555         $   3,274
           ===============================================================================================

      (c)  Share split

           On April 25, 2007, shareholders approved a two-for-one share split of our Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share, per share, share option and DSU and RSU information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all periods presented.

      (d)  Exchangeable debentures due 2024

           In April 1999, we issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11.5 million Class B subordinate voting shares. The debentures were exchangeable by the holder or redeemable by us at any time.

           On June 1, 2006, we completed a series of transactions culminating in the redemption of these debentures. In the course of these transactions, all outstanding debentures were exchanged and we issued
           11.5 million Class B subordinate voting shares.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY, continued

           By virtue of our option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes were classified as a component of shareholders' equity and the interest, net of taxes, was charged directly to retained earnings. This interest, net of taxes, totalled $3 million in 2006 and $4 million in 2005.

           The exchange was a non-monetary transaction and did not affect our cash flow or earnings. In 2006, current tax benefits of $124 million on these transactions were recorded directly to shareholders' equity.

      (e)  Share options

           Under our share option plan, 9 million Class B subordinate voting shares have been set aside for the grant of share options to full-time employees and directors. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. We issue new shares upon exercise of share options.

           During the year ended December 31, 2007, we granted 839,400 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $43.74, a vesting period of three years and expire in 2015.

           The weighted average fair value of Class B subordinate voting share options granted in the year was estimated as $16 per share option (2006 - $12; 2005 - $9) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

           =========================================================================================================
                                                                              2007          2006           2005
           ---------------------------------------------------------------------------------------------------------
             Dividend yield                                                  0.95%         1.04%          0.88%
             Risk free interest rate                                         5.15%         4.11%          3.75%
             Expected life                                               4.2 years     5.0 years      4.7 years
             Expected volatility                                               35%           35%            36%
           =========================================================================================================

           Outstanding share options

           =========================================================================================================
                                                                  2007                             2006
           ---------------------------------------------------------------------------------------------------------
                                                                          Weighted                         Weighted
                                                          Shares           average         Shares           average
                                                      (in 000's)    exercise price     (in 000's)    exercise price
           ---------------------------------------------------------------------------------------------------------
             Outstanding at beginning of year              4,274          $  14.40         5,382           $  10.02
             Granted                                         839             43.74           710              33.20
             Exercised                                    (1,373)             9.44        (1,814)              8.73
             Forfeited                                       (70)            19.52            (4)             30.87
           ---------------------------------------------------------------------------------------------------------
             Outstanding at end of year                    3,670          $  22.86         4,274           $  14.40
           ---------------------------------------------------------------------------------------------------------
             Vested and exercisable at end of year         2,141          $  12.58         2,556           $   8.04
           =========================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY, continued

           Information relating to share options outstanding at December 31, 2007:

           ===============================================================================================================
                                                                                                                Weighted
                                                                                               Weighted          average
                                                                                                average   remaining life
                                                                      Weighted average         exercise               of
                 Outstanding           Vested                        exercise price on         price on      outstanding
               share options    share options                              outstanding           vested          options
                  (in 000's)       (in 000's)        Price range         share options    share options          (months)
           ---------------------------------------------------------------------------------------------------------------
                          54               54       $ 3.20 - $ 4.79              $3.67            $3.67               17
                       1,001            1,001       $ 4.80 - $ 7.20              $5.69            $5.69               18
                         562              562       $ 7.21 - $10.82             $12.55           $12.55               26
                         560              321       $10.83 - $16.25             $22.64           $22.64               38
                         665              203       $16.26 - $24.38             $33.20           $33.20               74
                         828                -       $24.39 - $43.74             $43.74                -               86
           ---------------------------------------------------------------------------------------------------------------
                       3,670            2,141                                   $22.86           $12.58               48
           ===============================================================================================================

           The intrinsic value of a share option is the difference between the current market price for our Class B subordinate voting share and the exercise price of the option. At December 31, 2007, the aggregate intrinsic value, based on the December 31, 2007 closing price of $35.43 for the Class B subordinate voting share, was $53 million for all outstanding options and $49 million for vested options.

           Further information about our share options

           ==============================================================================================================
             (Cdn$ in millions)                                                        2007          2006           2005
           --------------------------------------------------------------------------------------------------------------
             Total compensation cost recognized                                       $  11         $   7           $  6
             Total fair value of share options vested                                     8             5              3
             Total intrinsic value of share options exercised                            46            54             70
           ==============================================================================================================

           The unrecognized compensation cost for non-vested share options at December 31, 2007 was $7 million. The weighted average period over which it is expected to be recognized is 1.47 years.

      (f)  Deferred Share Units and Restricted Share Units

           Under our Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B subordinate voting share at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three years. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units vest on a pro-rata basis. Should employees be terminated with cause, units are forfeited. DSUs may only be redeemed within twelve months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY, continued

           Additional units are issued to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

           At December 31, 2007,  1,044,198 DSUs and RSUs were outstanding (2006
           - 1,007,818).

           Non-vested DSU and RSU activity for the year ended December 31, 2007

           =============================================================================================================
                                                                                2007                       2006
                                                                                                 Deferred
                                                                                               share unit
                                                                    Deferred                          and      Weighted
                                                              share unit and        Weighted   restricted       average
                                                                  restricted         average        share    grant date
                                                                  share unit      grant date         unit     date fair
                                                                  (in 000's)      fair value   (in 000's)         value
           -------------------------------------------------------------------------------------------------------------
             Non-vested at beginning of year                             718          $29.36          430         $20.23
             Granted                                                     359           42.98          488          35.12
             Forfeited                                                   (19)          26.00           (2)         29.01
             Vested                                                     (363)          19.62         (198)         23.62
           -------------------------------------------------------------------------------------------------------------

             Non-vested at end of year                                   695          $39.08          718         $29.36
           =============================================================================================================

           Further information about our DSUs and RSUs

           ==========================================================================================================
             (Cdn$ in millions, except weighted average)                             2007          2006         2005
           ----------------------------------------------------------------------------------------------------------
             Weighted average grant date fair value of the units granted         $  44.02      $  35.63     $  21.84
             Total fair value of units vested                                          13             8            2
             Total compensation cost recognized                                        10            17           12
             Tax benefits realized                                                     4              2            -
             Cash used to settle DSUs and RSUs                                         12             6            -
           ==========================================================================================================

           The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2007 was $15 million. The weighted average period over which it is expected to be recognized is 1.74 years.

      (g)  Contributed surplus

           ==========================================================================================================
             (Cdn$ in millions)                                                      2007          2006         2005
           ----------------------------------------------------------------------------------------------------------
             Beginning of year                                                      $  64         $  61        $  58
             Stock-based compensation expense (e)                                      11             7            6
             Transfer to Class B subordinate voting shares
                 on exercise of share options                                          (2)           (4)          (3)
             Share repurchase program (k)                                              (2)            -            -
           ----------------------------------------------------------------------------------------------------------
             End of year                                                            $  71         $  64        $  61
           ==========================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY, continued

      (h)  Accumulated other comprehensive income (loss)

           ========================================================================================================
             (Cdn$ in millions)                                                                  December 31, 2007
           --------------------------------------------------------------------------------------------------------
             Opening balances at beginning of period                                                       $  (145)
             Adoption of new accounting standards                                                               50
           --------------------------------------------------------------------------------------------------------
                                                                                                               (95)
             Other comprehensive loss for the period                                                          (576)
           --------------------------------------------------------------------------------------------------------
             Accumulated other comprehensive loss at end of period                                         $  (671)
           ========================================================================================================

           The components of accumulated other comprehensive income (loss) are:

           =========================================================================================================
                                                                                      On adoption
                                                                     December 31,       January 1,     December 31,
             (Cdn$ in millions)                                              2006             2007             2007
           ---------------------------------------------------------------------------------------------------------
             Currency translation adjustment                              $  (145)         $  (145)        $   (695)
             Unrealized losses on cash flow hedges
                 (net of tax of $21 and $16)                                    -              (28)             (18)
             Unrealized gains on investments
                 (net of tax of $16 and $9)                                     -               78               42
           ---------------------------------------------------------------------------------------------------------
                                                                          $  (671)         $   (95)        $   (671)
           =========================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

16.   SHAREHOLDERS' EQUITY, continued

      (i)  Earnings per share

           The following table reconciles our basic and diluted earnings per share:

           =========================================================================================================
             (Cdn$ in millions, except per share data)                          2007            2006           2005
           ---------------------------------------------------------------------------------------------------------
             Basic earnings
                 Earnings from continuing operations                         $  1,661       $  2,395       $  1,345
                 Less interest on exchangeable debentures, net of taxes         -                 (3)            (4)
           ---------------------------------------------------------------------------------------------------------
                 Earnings from continuing operations, less interest on
                    exchangeable debentures, net of taxes                       1,661          2,392          1,341
                 Earnings (loss) from discontinued operations                     (46)            36              -
           ---------------------------------------------------------------------------------------------------------
             Net earnings available to common shareholders                   $  1,615       $  2,428       $  1,341
           =========================================================================================================
             Diluted earnings
                 Earnings from continuing operations                         $  1,661       $  2,395       $  1,345
                 Earnings (loss) from discontinued operations                     (46)            36              -
           ---------------------------------------------------------------------------------------------------------
             Net diluted earnings available to common shareholders           $  1,615       $  2,431       $  1,345
           =========================================================================================================
             Weighted average shares outstanding (000's)                      431,498        421,156        404,944
             Effect of dilutive securities
                 Incremental shares from share options                          2,229          3,318          4,242
                 Shares issuable on conversion of exchangeable debentures           -          9,574         22,978
           ---------------------------------------------------------------------------------------------------------
             Weighted average diluted shares outstanding                      433,727        434,048        432,164
           =========================================================================================================
             Basic earnings per share                                        $   3.74       $   5.77       $   3.31
             Basic earnings per share from continuing operations             $   3.85       $   5.68       $   3.31
             Diluted earnings per share                                      $   3.72       $   5.60       $   3.11
             Diluted earnings per share from continuing operations           $   3.83       $   5.52       $   3.11

      (j)  Dividends

           Dividends declared in 2007, 2006 and 2005 totalled $1.00 per share, $1.00 per share, and $0.40 per share respectively. Dividends paid on or after January 1, 2007 are eligible for the enhanced federal and provincial dividend tax credits.

      (k)  Share purchase program

           During 2007, we purchased 13.1 million Class B subordinate voting shares at a cost of $577 million pursuant to a normal course issuer bid that expired on February 21, 2008.

      (l) At December 31, 2007, there were 735,312 Class B subordinate voting shares (2006 - 740,712 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

17.   OTHER INCOME (EXPENSE)

      ==========================================================================================================
         (Cdn$ in millions)                                                   2007          2006           2005
      ----------------------------------------------------------------------------------------------------------
         Interest income                                                    $  177        $  186          $  56
         Gain on sale of investments and assets                                 55           201             77
         Realization of cumulative translation losses                          (59)            -              -
         Zinc derivative gains                                                  53             -              -
         Other derivative losses                                               (31)            -            (29)
         Reclamation expense for closed properties                             (26)          (17)           (14)
         Miscellaneous                                                           1           (54)            4
      ----------------------------------------------------------------------------------------------------------
                                                                            $  170        $  316          $  94
      ==========================================================================================================


18. INCOME AND RESOURCE TAXES

      (a)  Income and resource tax expense from continuing operations

           =====================================================================================================
             (Cdn$ in millions)                                               2007          2006           2005
           -----------------------------------------------------------------------------------------------------
             Current
                 Canadian income tax                                        $  388        $  483         $  201
                 Foreign income and resource tax                               398           499             85
                 Canadian resource tax                                         106           172            116
           -----------------------------------------------------------------------------------------------------
                                                                               892         1,154            402
             Future
                 Canadian income tax                                          (101)           34            103
                 Foreign income and resource tax                               (12)           19              7
                 Canadian resource tax                                          16             6             12
           -----------------------------------------------------------------------------------------------------
                                                                               (97)           25             19
           -----------------------------------------------------------------------------------------------------
                                                                            $  795        $1,213         $  524
           -----------------------------------------------------------------------------------------------------

      (b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

           =====================================================================================================
             (Cdn$ in millions)                                               2007          2006           2005
           -----------------------------------------------------------------------------------------------------
             Tax expense at the statutory income tax rate of 34.1%
                 (2006 - 34.6%; 2005 - 34.4%)                               $  857      $  1,244         $  630
             Tax effect of
                 Resource taxes, net of resource and depletion allowances      (18)           (7)            47
                 Non-temporary differences
                    including one-half of capital gains and losses             (19)          (41)           (35)
                 Benefit of current tax losses not recognized
                    (recognition of previously unrecognized losses)             21            14            (45)
                 Benefit of tax rate reduction                                 (81)          (21)           (21)
                 Difference in tax rates in foreign jurisdictions              (13)           32            (18)
                 Other                                                          48            (8)           (34)
           -----------------------------------------------------------------------------------------------------
                                                                            $  795      $  1,213         $  524
           =====================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

18.   INCOME AND RESOURCE TAXES, continued

      (c) Temporary differences giving rise to future income and resource tax assets and liabilities.

           ===============================================================================
             (Cdn$ in millions)                                       2007           2006
           -------------------------------------------------------------------------------
             Future income and resource tax assets
                 Net operating loss carry forwards                  $  111         $   98
                 Property, plant and equipment                         (98)           (92)
                 Alternative minimum and other tax credits              65            104
                 Asset retirement obligations                           57             28
                 Other                                                  15             31
                 Valuation allowance                                   (77)           (56)
           -------------------------------------------------------------------------------
                                                                        73            113

             Less current portion                                       (3)           (10)
           -------------------------------------------------------------------------------
                                                                    $   70         $  (10)
           ===============================================================================
             Future income and resource tax liabilities
                 Property, plant and equipment                      $1,895         $  727
                 Asset retirement obligations                         (132)          (118)
                 Amounts relating to partnership year ends             305            484
                 Other                                                 (61)           (52)
           -------------------------------------------------------------------------------
                                                                     2,007          1,041

             Less current portion                                      (81)          (161)
           -------------------------------------------------------------------------------
                                                                    $1,926         $1,041
           ===============================================================================

      (d)  Earnings by jurisdiction

           Our earnings before income and resource taxes, minority interests and equity earnings (losses) from continuing operations are earned in the following tax jurisdictions:

           ================================================================================
             (Cdn$ in millions)                          2007           2006           2005
           --------------------------------------------------------------------------------
             Canada                                   $  1,181      $  1,404       $  1,154
             Foreign                                     1,327         2,191            676
           --------------------------------------------------------------------------------
                                                      $  2,508      $  3,595       $  1,830
           ================================================================================

      (e) We have non-resident subsidiaries that have undistributed earnings. For certain non-resident subsidiaries, undistributed earnings are not expected to be repatriated in the foreseeable future and therefore, taxes have not been provided.

      (f)  Loss carry forwards

           At December 31, 2007, we had $72 million of Canadian federal net operating loss carry forwards that were acquired as a result of our acquisition of Aur. These loss carry forwards expire at various dates between 2010 and 2027. At December 31, 2007, we had United States federal net operating loss carry forwards of $103 million (2006 - $119 million). These loss carry forwards expire at various dates between 2008 and 2027.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

18.   INCOME AND RESOURCE TAXES, continued

      (g)  Valuation allowance

           We have provided a valuation allowance of $77 million relating to tax assets in jurisdictions that do not have established sources of taxable income.

      (h)  Other disclosure

           In the normal course of business, we are subject to audit by taxation authorities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amounts accrued.

           For our primary Canadian entities, audits by various Canadian taxation authorities for years after 2000 have not been completed. For US federal, state and local tax purposes, our principal US entities are subject to examination by US tax authorities for the years 1990 to the present; however, the tax years 1997, 1999 and 2000 are closed. We are subject to audit by Peruvian taxation authorities for the years 2006 and 2007. For Chilean tax purposes, we are subject to examination by tax authorities for years 2004 to the present.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

19.   PARTNERSHIPS AND JOINT VENTURES

      Our principal operations that are accounted for using the proportionate consolidation method are Elk Valley Coal, and the Antamina, Pogo, Hemlo and Lennard Shelf mines. Our share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

      ===============================================================================================
        (Cdn$ in millions)                                         2007          2006           2005
      -----------------------------------------------------------------------------------------------
        Assets
            Cash and cash equivalents                          $    108      $     88       $    166
            Other current assets                                    316           347            320
            Mineral properties, plant and equipment               1,101         1,252          1,258
      -----------------------------------------------------------------------------------------------
                                                               $  1,525      $  1,687       $  1,744
      ===============================================================================================
        Liabilities and equity
            Current liabilities                                $    194      $    274       $    223
            Long-term liabilities                                   392           368            381
            Equity                                                  939         1,045          1,140
      -----------------------------------------------------------------------------------------------
                                                               $  1,525      $  1,687       $  1,744
      ===============================================================================================
        Earnings
            Revenues                                           $  1,955      $  2,127       $  1,847
            Operating and other expenses                         (1,232)       (1,077)          (934)
            Provision for income and resource taxes                (205)         (222)           (99)
      -----------------------------------------------------------------------------------------------
        Net earnings                                           $    518      $  3,426       $  2,880
      ===============================================================================================
        Cash flow
            Operating activities                               $    652      $    981       $    843
            Financing activities                                     11           (38)           (83)
            Investing activities                                    (71)          (76)          (203)
            Distributions                                          (559)         (945)          (526)
            Effect of exchange rates on cash                        (13)            -             (8)
      -----------------------------------------------------------------------------------------------
        Increase (decrease) in cash                            $     20      $    (78)      $     23
      ===============================================================================================

      Income  and  resource  taxes  are only  provided  for  incorporated  joint ventures. The liability for income taxes for partnerships and unincorporated joint ventures rests at the parent entity level and is not included in this table.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

20.   SUPPLEMENTARY CASH FLOW INFORMATION

       =====================================================================================================
         (Cdn$ in millions)                                              2007          2006           2005
       -----------------------------------------------------------------------------------------------------
         (a) Cash and cash equivalents
                  Cash                                                $   695      $    156       $    132
                  Money market investments with maturities from
                      the date of acquisition of 3 months or less         713         4,898          1,966
       -----------------------------------------------------------------------------------------------------
                                                                      $ 1,408      $  5,054       $  2,098
       =====================================================================================================
         (b) Changes to non-cash working capital items
                  Accounts and settlements receivable                 $   178      $   (192)      $   (164)
                  Inventories                                             (94)         (118)          (120)
                  Accounts payable and accrued liabilities                 99           321             34
                  Current income and resource taxes payable              (465)          288            229
       -----------------------------------------------------------------------------------------------------
                                                                      $  (282)     $    299       $    (21)
       =====================================================================================================
         (c) Interest and taxes paid
                  Interest paid                                       $    90      $    111       $     49
                  Income and resource taxes paid                      $ 1,283      $    846       $    177
         (d) Non-cash financing transaction
                  Shares issued on conversion
                      of debt (Note 16(d))                            $     -      $    107       $      -
                  Shares issued on acquisition                             52
                      of Aur Resources (Note 3)                       $     9      $      -       $      -


21.   COMMITMENTS AND CONTINGENCIES

      We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2007, or with respect to future claims, cannot be predicted with certainty.

      (a)  Upper Columbia River Basin (Lake Roosevelt)

           Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (TCML), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

           Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. 21.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

21.   COMMITMENTS AND CONTINGENCIES, continued

           A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, TCML and its affiliate, TCAI, entered into a Settlement Agreement (the "Agreement") with the US Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

           The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

           While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in TCML's view was not intended to govern the discharges of a facility occurring in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court. In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme Court denied TCML's petition for a review of the 9th Circuit decision. The denial of review is not a decision on the merits of TCML's defense, but rather reflects the US Supreme Court's decision not to take up the case at this particular time. 21.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

21.   COMMITMENTS AND CONTINGENCIES, continued

           The case will now revert to the District Court of Eastern Washington for a hearing on the merits of the original and amended complaints. TCML will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Should the District Court find that TCML is liable under the CERCLA statute, TCML will have the opportunity to appeal that decision to both the 9th Circuit and the US Supreme Court.

           TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.

           In July 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council comprised of the Colville Tribe, the Spokane Tribe, the State of Washington and the US Department of Interior. We were advised that the primary purpose of the council is the integration and coordination of the assessment of potential natural resource damages during the on-going RI/FS at the site. We believe and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.

           There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

      (b)  Commitments and guarantees

           RED DOG COMMITMENTS

           In 2006, in accordance with the operating agreement governing the Red Dog mine, the royalty to NANA increased to 25% of net proceeds of production. Previously, we paid an advance royalty of 4.5% of net smelter returns. The increase in royalty rate is partially offset by a decline in the base on which royalties are calculated, as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are deductible in the calculation of the royalty. The new 25% royalty became payable in the third quarter of 2007 after we had recovered the cumulative advance royalties previously paid to NANA. The NANA royalty charge in 2007 was US$190 million, compared with US$57 million expensed under the previous advance royalty regime in 2006. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012.

           TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual tonnage.

           TCAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$10 million, with adjustment provisions based on variable cost factors.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

21.   COMMITMENTS AND CONTINGENCIES, continued

           ANTAMINA ROYALTY

           On the acquisition of our interest in the Antamina mine, the vendor was granted a net profits royalty equivalent to 7.4% of our share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $22 million was recorded in 2007 in respect of this royalty.

           FORT HILLS

           Under the Fort Hills agreement, we have committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project and 27.5% of project expenditures after the project spending reaches $2.5 billion and before spending reaches $7.5 billion, after which our contributions revert to our 20% share. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest.

           ELK VALLEY COAL PARTNERSHIP GUARANTEE

           Elk Valley Coal has provided an unsecured guarantee, limited in recourse against us to the assets of Elk Valley Coal and the interest of Teck Cominco Limited therein, with respect to up to $400 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which we acquired its interest in Elk Valley Coal. As at December 31, 2007, Fording had $280 million outstanding under these borrowings, of which our 40% share was $112 million.

           OPERATING LEASES

           Amounts payable under operating leases are $99 million, with annual payments of $23 million in 2008, $13 million in 2009, $10 million in 2010, $7 million in 2011, $6 million in 2012, and $40 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

           FORWARD PURCHASE COMMITMENTS

           We have a number of forward purchase commitments for the purchase of concentrates and power and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

           ENVIRONMENTAL PROTECTION

           Our operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

22.   ACCOUNTING FOR FINANCIAL INSTRUMENTS

      (a)  Financial Risk Management

           Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time-to-time, we may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors.

           FOREIGN EXCHANGE RISK

           We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the US dollar. Our cash flows from Canadian operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars, and the majority of operating expenses are in Canadian dollars. We have elected not to actively manage this exposure at this time.

           We also have various investments in US dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our US dollar denominated debt as a hedge against self-sustaining operations. As at December 31, 2007, $1.2 billion of debt was designated in this manner.

           Impact of US dollar foreign exchange risk on financial instruments:

           =====================================================================
            (Cdn$ in millions)                                             2007
           ---------------------------------------------------------------------
            Net working capital                                         $   235
            Long-term debt                                               (1,457)

            Net investment in foreign self-sustaining operations          6,518
           =====================================================================

           As at December 31, 2007, with other variables unchanged, a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would have no significant effect on net earnings resulting from our use of financial instruments. There would be a $53 million decrease (increase) in other comprehensive income.

           INTEREST RATE RISK

           Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, floating rate debt and interest rate swaps. Our interest rate management policy is generally to borrow at fixed rates to match the duration of our long lived assets. In some circumstances, floating rate funding may be used for short term borrowing. Cash and cash equivalents receive interest based on market interest rates.

           As at December 31, 2007, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings. There would be no effect on other comprehensive income.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

22.   ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

      COMMODITY PRICE RISK

      We are subject to price risk from fluctuations in market prices of commodities. We have elected not to actively manage our exposure to commodity price risk at this time. From time-to-time, we may use commodity price contracts to manage our exposure to fluctuations in commodities prices. The use of derivatives is based on established practices and parameters, and is subject to approval by our Hedging Committee and Board authorization.

      Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by settlement adjustments to receivables and payables, the Cajamarquilla contingent receivable, existing gold forward contracts and zinc forward contracts acquired with Aur.

      The following represents the financial instruments' effect on net earnings after-tax from a 10% change to metal prices, based on the December 31, 2007 prices. There is no impact on other comprehensive income. The sensitivity of our financial instruments to commodity price changes is comprised of settlement receivables and payables and other instruments, including forward sales (Note 22(c)) and receivables held in discontinued operations (Note 22(b)).

      Impact of commodity price risk on financial instruments:

      =======================================================================================
                                                                                  Effect of
                                                                                  financial
                                                                                instruments
                                              Price on                      on net earnings
                                         December 31, 2007     Change     (Cdn$ in millions)
      ---------------------------------------------------------------------------------------
        Zinc                                 US$1.04/lb          +10%              $     (3)
        Lead                                 US$1.15/lb          +10%                     4
        Gold                                  US$837/oz          +10%                    (4)
        Copper                               US$3.03/lb          +10%                    29
      =======================================================================================


      CREDIT RISK

      Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our money market investments carry investment grade ratings. We manage credit risk for trade and other receivables through established credit monitoring activities. We do not have a significant concentration of credit risk with any single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our receivables and derivative assets.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

22.   ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

      LIQUIDITY RISK

      We manage liquidity risk by maintaining adequate cash and cash equivalent balances, and by appropriately utilizing our lines of credit. Our Treasury department continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

      Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2007:

      ================================================================================================
                                                       Less than                            More than
        (Cdn$ in millions)                     Total      1 year   2-3 years    4-5 years     5 years
      ------------------------------------------------------------------------------------------------
      Long-term debt (Note 10(h))            $ 1,544      $   31       $  62        $ 460       $ 991
      Derivative liabilities                     125          37          64           24          -
      ------------------------------------------------------------------------------------------------
                                             $ 1,669      $   68       $ 126        $ 484       $ 991
      ================================================================================================

      (b)  Derivative financial instruments

           Sales and purchases contracts

           The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of our concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.

           Contingent receivable related to sale of discontinued operations

           Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009. The agreement also provided for additional consideration should certain other benchmarks be met. This price participation is considered an embedded derivative.

           Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million in respect of the fair market value of the price participation clause in the sale agreement. This investment is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted risk-free interest rate. We recorded an after-tax loss of $46 million in respect of these items for the year (2006 - $36 million after-tax gain). In January 2007, we received a pre-tax amount of $48 million for the 2006 price participation payment and in January 2008, we received a pre-tax amount of $38 million for the 2007 price participation payment.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

22.   ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

      (c) The fair value of our fixed forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our fixed forward sales contracts as at December 31, 2007 is as follows:

           ==========================================================================================================
                                                                                                         Fair Market
                                                          2008      2009      2010     2011     Total        Value
           ----------------------------------------------------------------------------------------------------------
                                                                                                                 (C$
                                                                                                           millions)
             Gold (thousands of ozs)
                 Forward sales contracts                    44        43         -        -        87
                 Average price (US$/oz)                    350       350         -        -       350           (42)

             Zinc (millions of lbs)
                 Fixed forward sales contracts (i)          57        57        57       57       228
                 Average price (US$/lb)                   0.78      0.72      0.67     0.63      0.70           (76)

             Zinc (millions of lbs)
                 Fixed forward purchase contracts (ii)       6         -         -        -         6
                 Average price (US$/lb)                   1.05         -         -        -      1.05             -

             Lead (millions of lbs)
                 Fixed forward purchase contracts (ii)       1         -         -        -         1
                 Average price (US$/lb)                   0.76         -         -        -      0.76             -
                                                                                                            ---------

                                                                                                             $ (118)
           ==========================================================================================================

           Interest Rate Swap

           ==============================================================================================
             PRINCIPAL AMOUNT     RATE SWAPPED      RATE OBTAINED      MATURITY DATE    FAIR MARKET VALUE
           ----------------------------------------------------------------------------------------------
               US$100 million            7.00%   LIBOR plus 2.14%     September 2012        Cdn$3 million
           ==============================================================================================

           Notes:
           (i) As part of the Aur acquisition, fixed forward sale commitments were acquired.
           (ii) From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

23.   CAPITAL RISK MANAGEMENT

      Our  objectives  when  managing  capital are to  safeguard  our ability to continue as a going concern, to provide an adequate return to shareholders, and to meet external capital requirements on our debt and credit facilities. We monitor capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet. Debt-plus-equity is calculated as debt as shown on the balance sheet, plus total shareholders' equity which includes accumulated other comprehensive income, share capital, contributed surplus and retained earnings.

      Our strategy is to keep the debt to debt-plus-equity ratio below 40%. However, the ratio may be higher for periods of time due to certain transactions, such as an acquisition. These transactions, while causing the ratio to be out of range for the short term, are intended to help us meet our capital management objectives in the long run. Our debt to debt-plus-equity ratio at December 31, 2007 and 2006 is 16% and 19% respectively.


24.   SEGMENTED INFORMATION

      We have six reportable segments: copper, zinc, coal, gold, energy and corporate, based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development, and other income (expense). Prior year comparatives have been restated to conform to current year presentation.

      =========================================================================================================================
        (Cdn$ in millions)                                                          2007
                                               --------------------------------------------------------------------------------
                                                Copper       Zinc      Coal         Gold     Energy    Corporate         Total
      -------------------------------------------------------------------------------------------------------------------------
        Segment revenues                        $2,186     $3,439      $951         $182       $  -      $     -       $ 6,758
        Less inter-segment revenues                  -       (387)        -            -          -            -          (387)
      -------------------------------------------------------------------------------------------------------------------------
        Revenues                                 2,186      3,052       951          182          -            -         6,371

        Operating profit (loss)                  1,354      1,180       209           (5)         -            -         2,738
        Interest expense                           (13)         -        (1)           -          -          (71)          (85)
        Exploration                                (46)       (20)        -          (22)         -          (17)         (105)
        Asset impairment charges                     -        (43)        -            -          -          (26)          (69)
        Other corporate income (expense)             -          -         -          (28)         -           57            29
      -------------------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations              1,295      1,117       208          (55)         -          (57)        2,508

        Capital expenditures                       259        150        35           30         70           27           571

        Total assets                             6,524      2,865     1,359          357        529        1,939        13,573

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

24.   SEGMENTED INFORMATION, continued

      =========================================================================================================================
        (Cdn$ in millions)                                                          2006
                                                -------------------------------------------------------------------------------
                                                Copper       Zinc      Coal         Gold     Energy    Corporate         Total
      -------------------------------------------------------------------------------------------------------------------------
        Segment revenues                       $ 2,220    $ 3,467   $ 1,177      $   143    $     -   $        -    $    7,007
        Less inter-segment revenues                  -       (468)        -            -          -            -          (468)
      -------------------------------------------------------------------------------------------------------------------------
        Revenues                                 2,220      2,999     1,177          143          -            -         6,539

        Operating profit                         1,617      1,493       444            7          -            -         3,561
        Interest expense                           (11)         -        (2)           -          -          (84)          (97)
        Exploration                                (38)        (4)        -          (24)         -           (6)          (72)
        Other corporate income (expense)           (10)         -         -            -          -          213           203
      -------------------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations              1,558      1,489       442          (17)         -          123         3,595

        Capital expenditures                       102        133        18           44         73           21           391

        Total assets                             1,211      4,431       779          402        190        4,434        11,447



      -------------------------------------------------------------------------------------------------------------------------

      =========================================================================================================================
        (Cdn$ in millions)                                                          2005
                                                -------------------------------------------------------------------------------
                                                Copper       Zinc      Coal         Gold     Energy    Corporate         Total
      -------------------------------------------------------------------------------------------------------------------------
        Segment revenues                        $1,587    $ 1,693   $ 1,173       $  127    $     -    $       -     $   4,580
        Less inter-segment revenues                  -       (163)       (2)           -          -            -          (165)
      -------------------------------------------------------------------------------------------------------------------------
        Revenues                                 1,587      1,530       127        1,171          -            -             -

        Operating profit                           980        461       512            9          -            -         1,962
        Interest expense                           (14)         -         -            -          -          (55)          (14)
        Exploration                                (38)       (10)        -           (8)         -          (14)          (70)
        Other corporate income (expense)             -          -         -            -          -            7             7
      -------------------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations                928        451       512            1          -            -         1,830

        Capital expenditures                        32         79        98          100          3           14           326

        Total assets                             1,217      3,034       809          358         20        3,371         8,809

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

24.   SEGMENTED INFORMATION, continued

      The geographic distribution our property, plant and equipment and external sales revenue with revenue attributed to regions based on the location of the customer is as follows:

      =================================================================================================================
                                          Property, plant and equipment                     Revenues
                                          --------------------------------  -------------------------------------------
        (Cdn$ in millions)                    2007            2006           2007           2006           2005
      -----------------------------------------------------------------------------------------------------------------
        Canada                             $ 2,687        $  1,886        $   649        $   724        $   578
        United States                        1,059           1,308          1,563          1,487            842
        Latin America                        4,020             498            361            251            252
        Asia                                     5               -          2,673          2,770          1,894
        Europe                                   3               -            993          1,201            809
        Australia                               33              32            126            106             40
        Africa                                   -               -              6              -              -
      -----------------------------------------------------------------------------------------------------------------
                                           $ 7,807        $  3,724        $ 6,371        $ 6,539        $ 4,415
      =================================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

      The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

       ==========================================================================================================
         (Cdn$ in millions, except per share data)                             2007          2006           2005
       ----------------------------------------------------------------------------------------------------------
         Net earnings under Canadian GAAP                                   $  1,615      $  2,431      $  1,345
         Add (deduct)
             Exchangeable debentures due 2024 (b)                                  -            (4)           (6)
             Unrealized holding gains (losses) on investments (c)                  -           (14)           33
             Deferred start-up costs (d)                                           3           (11)            3
             Exploration expenses (e)                                            (32)          (21)            -
             Derivative instruments (f)
                Embedded derivatives                                               -            94           (25)
                Non-hedge derivatives                                             18           (53)          (62)
             Asset retirement obligations (g)                                     (3)           (3)           (3)
             Deferred stripping (h)                                              (40)          (17)            -
             Cumulative translation adjustment on
                  partial redemption of subsidiary (i)                            59             -             -
             Other (j)                                                            (3)           (2)            7
             Tax effect of adjustments noted above                                37            40            23
             Tax benefit on redemption of exchangeable debentures (b)              -           124             -
       ----------------------------------------------------------------------------------------------------------
          Net earnings under US GAAP
             before comprehensive income adjustments                           1,654         2,564         1,315
       ----------------------------------------------------------------------------------------------------------
         Other comprehensive income under Canadian GAAP                         (576)            -             -
             Add (deduct)
                Unrealized gains (losses) on investments (c)
                    Arising during the period                                      -           104           102
                    Less: reclassification adjustments to net income               -           (78)          (51)
       ----------------------------------------------------------------------------------------------------------
                                                                                   -           (13)          (30)
                Losses on derivatives designated as cash flow hedges (f)
                    Arising during the period                                      -             -            (4)
                    Less: reclassification adjustments to net income             (18)          (13)          (26)
       ----------------------------------------------------------------------------------------------------------
                                                                                 (18)           21           (51)

                Cumulative translation adjustment (i)(k)                         (63)           21           (51)
                Additional pension liability (l)                                  42             8           (22)
                Tax effect of adjustments                                        (10)           (2)           11
       ----------------------------------------------------------------------------------------------------------
         Other comprehensive income under US GAAP                               (625)           40           (41)
       ----------------------------------------------------------------------------------------------------------
         Comprehensive income                                               $  1,029      $  2,604      $  1,274
       ==========================================================================================================
             Earnings per share under US GAAP
                before comprehensive income adjustments
                    Basic                                                   $   3.83      $   6.09      $   3.25
                    Diluted                                                 $   3.81      $   5.92      $   3.05
                    Basic from continuing operations                        $   3.75      $   5.82      $   3.25
                    Diluted from continuing operations                      $   3.74      $   5.65      $   3.05

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      Balance sheets under Canadian GAAP and US GAAP

      ==================================================================================================================
        (Cdn$ in millions)                                                   2007                            2006
      ------------------------------------------------------------------------------------------------------------------
                                                               Canadian              US        Canadian              US
                                                                   GAAP            GAAP            GAAP            GAAP
      ------------------------------------------------------------------------------------------------------------------
        ASSETS

        Current assets
            Cash and cash equivalents                          $  1,408        $  1,408        $  5,054        $  5,054
            Temporary investments                                     -               -             227             227
            Cash held in trust                                        -               -             105             105
            Accounts and settlements receivable                     593             593             723             723
            Inventories                                           1,004           1,004             786             786
      ------------------------------------------------------------------------------------------------------------------
                                                                  3,005           3,005           6,895           6,895

        Investments (c)                                           1,506           1,494             365             538

        Property, plant and equipment (d)(e)(g)(h)(j)             7,807           7,576           3,724           3,483

        Other assets (f)(l)                                         592             435             463             467

        Goodwill                                                    663             663               -               -
      ------------------------------------------------------------------------------------------------------------------
                                                               $ 13,573        $ 13,173        $  4,552        $  4,488
      ==================================================================================================================
        LIABILITIES AND SHAREHOLDERS' EQUITY

        Current liabilities
            Accounts payable and accrued liabilities (f)        $ 1,017        $  1,017        $    763        $    794
            Dividends payable                                       221             221             216             216
            Current portion of long-term debt                        31              31               -               -
            Current income and resource taxes payable                 -               -             443             443
            Current portion of future income and resource taxes      81              81             161             161
            Exchangeable debentures                                   -               -             105             105
      ------------------------------------------------------------------------------------------------------------------
                                                                  1,350           1,350             925             925

        Long-term debt (b)                                        1,492           1,492           1,509           1,498

        Other liabilities (f)(g)(l)                                 994             974             821             911

        Future income and resource taxes                          1,926           1,687             880             760

        Minority interests                                           92              92               -               -

        Shareholders' equity                                      7,719           7,578           6,549           6,495
      ------------------------------------------------------------------------------------------------------------------
                                                                $13,573        $ 13,173        $  9,759        $  9,664
      ==================================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      Shareholders' equity under Canadian GAAP and US GAAP

      ==================================================================================================================
        (Cdn$ in millions)                                                 2007                            2006
      ------------------------------------------------------------------------------------------------------------------
                                                               Canadian              US        Canadian              US
                                                                   GAAP            GAAP            GAAP            GAAP
      ------------------------------------------------------------------------------------------------------------------
        Capital stock                                           $ 3,281         $ 3,157        $  2,405        $  2,281
        Retained earnings                                         5,038           5,213           4,225           4,388
        Contributed surplus                                          71              71              64              64
        Accumulated other comprehensive income (k)                 (671)           (863)           (145)           (238)
      ------------------------------------------------------------------------------------------------------------------
                                                                $ 7,719         $ 7,578        $  6,549        $  12,990
      ==================================================================================================================

      (a)  Adoption of new accounting standards

           (i)  Accounting for uncertainty in income tax

                We adopted the provisions of FASB Interpretation No. 48 (FIN No.
                48), "Accounting for Uncertainty in Income Taxes," on January 1, 2007. FIN No. 48 prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in our tax returns. In addition, FIN No. 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. As a result of the adoption, we recognized an increase to opening retained earnings of $85 million, with a corresponding reduction in tax liabilities. During the year, an additional tax recovery and a corresponding decrease in tax liabilities of $3 million was required under US GAAP.

                Our unrecognized tax benefits on January 1, 2007 were $11 million. There were no additions, reductions or settlements to unrecognized tax benefits throughout the year and, as a result, the unrecognized tax benefits on December 31, 2007 remain at $11 million.

                Our unrecognized tax benefits, if recognized, would not significantly affect our effective tax rate. We recognize interest and penalties related to unrecognized tax benefits in other income and expenses. During the years ended December 31, 2007, 2006 and 2005, we did not recognize any significant tax related interest and penalties. We also did not accrue significant amounts of tax related interest and penalties at December 31, 2007 and 2006.

           (ii) Accounting for defined benefit pension and other post-retirement plans

                In 2006, we adopted FASB Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans - an Amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, we recognize a net liability or asset for the funded or underfunded status of our defined benefit pension and other post-retirement benefit plans on our balance sheets. Changes in the funded status during the year will be recorded in other comprehensive income. The standard does not change the calculation of periodic pension expense under US GAAP, but affects other comprehensive income. Before adoption of this standard, we had an additional minimum pension liability of $21 million. The adoption of this standard resulted in a $263 million charge, net of $99 million of taxes, directly to accumulated other comprehensive income at December 31, 2006 and had no impact on our net earnings or retained earnings.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

           (iii) Post-production stripping costs

                 Effective January 1, 2006, we adopted EITF 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry." It requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

                 Under Canadian GAAP, we elected to prospectively adopt EIC-160, the related Canadian standard, and amortize the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under US GAAP, we have retroactively adopted EITF 04-06 and have elected to recognize the cumulative effect of the adjustment in the opening balance of retained earnings. This resulted in an initial US GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liabilities by $23 million and decrease retained earnings by $29 million.

                Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate. Under US GAAP, all stripping costs are treated as variable production costs.

      (b)  Exchangeable debentures due 2024

           Our exchangeable debentures due 2024, redeemed in 2006, were classified as equity with related interest being charged directly to retained earnings. Under US GAAP, we classified these instruments as liabilities and interest was charged against current period earnings. The redemption of the debentures in 2006 was treated as a non-monetary transaction and the carrying value of the debentures was transferred to share capital. Tax benefits arising on the settlement of the debt instrument were recorded in earnings for US GAAP purposes.

      (c)  Unrealized holding gains (losses) on investments

           Under Canadian GAAP, prior to adopting the new financial instruments accounting standards we recorded investments in marketable securities at cost. For US GAAP, our marketable securities are designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses included in other comprehensive income until realized, or until an other than temporary decline occurs. With the adoption of the new Canadian financial instruments standards on January 1, 2007, we recognize our marketable securities at fair value for Canadian GAAP.

      (d)  Deferred start-up costs

           Under Canadian GAAP, we defer mine start-up costs until the mine reaches commercial levels of production and amortize these amounts over the life of the project. Under US GAAP, we expense mine start-up costs as incurred.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      (e)  Exploration expense

           Under Canadian GAAP, we capitalize exploration expenditures where resources, as defined under National Instrument 43-101, exist and it is expected that the expenditures can be recovered by future exploitation or sale. For US GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

      (f)  Derivative instruments

           Under Canadian GAAP, we adopted the new financial instruments accounting standards. Prior to adoption, derivative instruments, to which hedge accounting was applied, were held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments were recorded on the balance sheet at fair value with changes in fair value recorded in other income.

           For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

           (i) For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges, the effective portion of the changes in fair value is accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

           (ii) The Inco exchangeable debentures, settled in 2006, included an option to settle the debt with Inco shares. Under US GAAP, this option constituted an embedded derivative which was accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings.

           (iii) TCAK's agreement with the Northwest Arctic Borough includes an escalation clause based on zinc price. This constitutes an embedded derivative and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings. With the adoption of the new Canadian GAAP financial instruments standards on January 1, 2007, we recognized this embedded derivative for Canadian GAAP.

           (iv) Our contingent consideration from the sale of Cajamarquilla based on zinc prices (Note 22(b)) constitutes an embedded derivative under US GAAP and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings. With the adoption of the new Canadian GAAP financial instruments standards on January 1, 2007 we recognized this embedded derivative for Canadian GAAP.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

           (v) With the adoption of the Canadian GAAP financial instruments accounting standards on January 1, 2007, our unrealized losses on cash flow hedges were charged, net of taxes, directly to opening accumulated other comprehensive income. As these previously designated cash flow hedges mature, losses are brought into net earnings. Under US GAAP, these derivatives were not designated as cash flow hedges, and accordingly, unrealized gains and losses are recorded in net earnings.

      (g)  Asset retirement obligations

           For US GAAP purposes, we adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. We adopted the provisions of CICA 3110, "Asset Retirement Obligations," for Canadian GAAP purposes effective January 1, 2004.

           The United States and Canadian standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

      (h)  Deferred stripping

           Canadian   GAAP   differs   from  US  GAAP  in  that  it  allows  the
           capitalization of deferred stripping costs when such costs are considered a betterment of the asset.

      (i)  Cumulative translation losses

           Under Canadian GAAP, when a foreign subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to a proportionate amount of cumulative translation adjustment is recognized in net income. Under US GAAP, a gain or loss from the cumulative translation adjustment is only recognized when the foreign subsidiary is sold, or the parent completely or substantially liquidates its investment.

      (j)  Other

           Other adjustments include differences in respect of equity earnings, long-term debt discounts, interest capitalization and other items.

      (k)  Comprehensive income

           Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity, but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). We adopted the Canadian GAAP standard for comprehensive income and other comprehensive income on January 1, 2007.

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

      (l)  Pension liability

           For US GAAP purposes, we are required to report the overfunded asset or underfunded liability of our defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 15.

           The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

           =============================================================================================================
                                                                               2007                      2006
           -------------------------------------------------------------------------------------------------------------
                                                                                  Other post-               Other post-
                                                                         Pension   retirement      Pension   retirement
             (Cdn$ in millions)                                         benefits     benefits     benefits     benefits
           -------------------------------------------------------------------------------------------------------------
             Funded status at end of year
                 Fair value of plan assets                               $ 1,257        $   -      $ 1,275       $    -
                 Benefit obligations                                       1,260          260        1,270          316
               ---------------------------------------------------------------------------------------------------------
                 Funded status                                                (3)        (260)           5         (316)
           =============================================================================================================

             Amounts recognized in the balance sheet
                 Non-current asset                                       $    79        $   -      $    95       $    -
                 Current liability                                            (4)         (10)          (3)         (10)
                 Non-current liability                                       (78)        (250)         (87)        (306)
           -------------------------------------------------------------------------------------------------------------
                                                                         $    (3)       $(260)     $   150       $  134
           =============================================================================================================
             Amounts recognized in accumulated other comprehensive
                   income
                 Net actuarial loss (gain)                               $   110        $  22      $    75       $  112
                 Prior service cost (credit)                                  68           29           75           22
           -------------------------------------------------------------------------------------------------------------
                                                                         $   178        $  51      $     -       $    -
           =============================================================================================================

           The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006 were as follows:

           ==========================================================================================================
             (Cdn$ in millions)                                                                  2007           2006
           ----------------------------------------------------------------------------------------------------------
             Accumulated benefit obligation in excess of plan assets
                 Projected benefit obligation at end of year                                  $  347         $  239
                 Accumulated benefit obligation at end of year                                   321            218
                 Fair value of plan assets at end of year                                        269            160
           ==========================================================================================================

Teck Cominco Limited
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

           The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are as follows:

           =====================================================================
                                                                    Other post-
                                                         Pension     retirement
             (Cdn$ in millions)                         benefits       benefits
           ---------------------------------------------------------------------
             Actuarial loss                                $   5           $  1
             Prior service cost                               14              6
           ---------------------------------------------------------------------
             Total                                         $  19           $  7
           =====================================================================

      (m)  Cash flow from operating activities

           Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

      (n)  Proportionate consolidation

           US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of our joint ventures qualify for the Securities and Exchange Commission's accommodation, which allows us to continue to follow proportionate consolidation. Additional information concerning our interests in joint ventures is presented in Note 19.

      (o)  Recent US accounting pronouncements

           Fair value measurements

           In September 2006, FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. We are currently considering the impact of the adoption of this interpretation.



58